================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                              CARMIKE CINEMAS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.03 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    143436400
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                JOHN W. JORDAN II
                       875 N. MICHIGAN AVENUE, SUITE 4020
                             CHICAGO, ILLINOIS 60611
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                JANUARY 31, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                              (Page 1 of 14 pages)
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




-----------------------------------------------------------              ----------------------------------------------------------
CUSIP No.  143436400                                             13D
-----------------------------------------------------------              ----------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          The Jordan Trust
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------

        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (a) [_]
                                                                                                                          (b) [x]
------------------------------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:                N/A

------------------------------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [_]
------------------------------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

------------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           87,366 (see Items 5 and 6)
           SHARES
                               ---------------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         -0-
          OWNED BY
                               ---------------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      87,366 (see Items 5 and 6)
          REPORTING
                               ---------------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

------------------------------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        87,366 (see Items 5 and 6)

------------------------------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [_]

------------------------------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.0%

------------------------------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

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


-----------------------------------------------------------              ----------------------------------------------------------
CUSIP No.  143436400                                             13D
-----------------------------------------------------------              ----------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          TJT(B)

                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (a) [_]
                                                                                                                           (b) [x]
------------------------------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------------------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                    [_]
------------------------------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

------------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           1,140,420 (see Items 5 and 6)
           SHARES
                               ---------------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         -0-
          OWNED BY
                               ---------------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      1,140,420 (see Items 5 and 6)
          REPORTING
                               ---------------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

------------------------------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        1,140,420 (see Items 5 and 6)

------------------------------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [_]

------------------------------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.7%

------------------------------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              ----------------------------------------------------------
CUSIP No.  143436400                                             13D
-----------------------------------------------------------              ----------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          TJT(B) Bermuda Investment Company, Ltd.
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (a) [_]
                                                                                                                           (b) [x]
------------------------------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------------------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                    [_]
------------------------------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              Bermuda

------------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           1,136,502 (see Items 5 and 6)
           SHARES
                               ---------------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         -0-
          OWNED BY
                               ---------------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      1,136,502 (see Items 5 and 6)
          REPORTING
                               ---------------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

------------------------------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        1,136,502 (see Items 5 and 6)

------------------------------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [_]

------------------------------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.6%

------------------------------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------------------------------------------------------------------------------------------------------------------------

        This Schedule 13D amends and supersedes in its entirety the Schedule 13G filed on May 24, 2000 by John W. Jordan II, relating to the Class A common stock, par value $.03 per share (the "Class A Common Stock") of Carmike Cinemas, Inc., a Delaware corporation.

        This Schedule 13D is being filed to report changes in the ownership of the Company's voting equity securities pursuant to the terms of the Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, which became effective on January 31, 2002.

ITEM 1. SECURITY AND ISSUER.

        This Statement relates to the common stock, $0.03 par value per share, (the "Common Stock"), of the Carmike Cinemas, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1301 First Avenue, Columbus, Georgia 31901.


ITEM 2. IDENTITY AND BACKGROUND.

        (a)-(c) This Schedule 13D is being filed by John W. Jordan II on behalf of The Jordan Trust, TJT(B) and TJT(B) (Bermuda) Investment Company, Ltd. (collectively, "Beneficial Owners"). As discussed in Item 6 below, the Beneficial Owners entered into a Stockholders Agreement with certain other parties pursuant to which the Beneficial Owners and the Other Signatories (as defined in Item 6 hereof) agreed, among other things, to vote their shares of Common Stock for certain designees to the Company's Board of Directors. The Beneficial Owners are making this separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended, and the Beneficial Owners are solely responsible for the information contained in this separate filing. The Beneficial owners believe that the Other Signatories will file separate Schedule 13D's or Schedule 13G's, as the case may be, with respect to the Common Stock.

        (a)-(c) The Jordan Trust is a charitable remainder trust with its principal office at 875 N. Michigan Avenue, Suite 4020, Chicago, Illinois 60611.

        TJT(B) is a charitable remainder trust with its principal office at 875
N. Michigan Avenue, Suite 4020, Chicago, Illinois 60611.

        TJT(B) Bermuda Investment Company, Ltd. is a Bermuda corporation and a wholly-owned subsidiary of TJT (B) with its principal office at 875 N. Michigan Avenue, Suite 4020, Chicago, Illinois 60611.

        John W. Jordan II is the sole trustee of The Jordan Trust and TJT(B) and is a director and president of TJT(B) Bermuda Investment Company, Ltd. Mr. Jordan disclaims beneficial ownership of the Common Stock held by the Beneficial Owners.

        The following information with respect to each executive officer and director of the Beneficial Owners is set forth in Schedule A hereto: (i) name,
(ii) business address, (iii) citizenship, (iv) present principal occupation or employment and (v) name of any corporation or other organization in which such employment is conducted.

        (d)-(f) During the last five years, none of the Beneficial Owners and, to their knowledge, none of the other persons identified pursuant to Paragraphs
(a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Beneficial Owners, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 who is a resident of the United States is a United States citizen.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The information included in response to Item 4 is specifically incorporated herein by reference.


ITEM 4. PURPOSE OF THE TRANSACTION.

        On January 4, 2002, the United States Bankruptcy Court for the District of Delaware entered an order (the "Confirmation Order") confirming the Company's Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the "Plan"), which became effective on January 31, 2002 (the "Effective Date"). As of the Effective Date, the Company is governed by its Amended and Restated Certificate of Incorporation (the "Restated Certificate"), which provides that the Company's equity and debt securities issued and outstanding immediately prior to the Effective Date are automatically cancelled and extinguished. To the knowledge of the Beneficial Owners, as of the Effective Date, approximately 9,000,000 shares of Common Stock were issued and outstanding.

        Prior to consummation of the Plan, TJT(B) Bermuda Investment Company, Ltd. held $15,228,000 principal amount of the Company's 9-3/8% Senior Subordinated Notes due 2009 and the Beneficial Owners held an aggregate of 1,750,000 shares of the Company's Class A Common Stock. As of the Effective Date upon consummation of the Plan, TJT(B) Bermuda Investment Company, Ltd. received 886,667 shares of Common Stock in exchange for the 9-3/8% Senior Subordinated Notes due 2009 and the Beneficial Owners received an aggregate of 341,119 shares of Common Stock in exchange for the Class A Common Stock.

        The receipt of Common Stock by the Beneficial Owners in exchange for holdings of Class A Common Stock and 9-3/8% Senior Subordinated Notes due 2009 occurred by operation of law pursuant to the Plan, the Confirmation Order and the

Restated Certificate, and without any contributions by the Beneficial Owners of any new capital into the Company.

        The foregoing summary of the Plan, the Confirmation Order and the Restated Certificate is only a summary and is qualified in its entirety by reference to the Plan (which was filed with the Securities and Exchange Commission ("SEC") by the Company as Exhibit 99 to the Company's Current Report on Form 8-K dated November 19, 2001), the Confirmation Order (which was filed with the SEC by the Company as Exhibit 99.1 to the Company's Current Report on Form 8-K dated January 22, 2002) and the Restated Certificate (which was filed with the SEC by the Company as Exhibit 3.1 to the Company's Amendment to Form 8-A dated January 31, 2002).

        The Beneficial Owners hold the Common Stock to obtain the opportunity to profit from their investment in the Company. The Beneficial Owners will monitor their interest in the Company with a view towards maximizing the value of their investment. As described in Item 6 below, John W. Jordan II has been designated to serve as a director of the Company.

        The Beneficial Owners may, from time to time, acquire additional shares of the Common Stock (subject to the availability of shares at prices deemed favorable by the Beneficial Owners), dispose of shares of Common Stock (subject to the transfer restrictions contained in the Stockholders Agreement described in Item 6), engage in discussions with other stockholders or third parties or some combination of the foregoing.

        Although the foregoing represents the possible activities presently contemplated by the Beneficial Owners with respect to the Company and the Common Stock, it should be noted that the possible activities of the Beneficial Owners are subject to change at any time and there is no assurance that the Beneficial Owners will actually undertake any of the foregoing.

        Additional information is included in the response to Item 6 of this
Schedule 13D, which Item is incorporated herein by reference.

        Except as set forth above, the Beneficial Owners have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the Effective Date of the Plan, the Beneficial Owners beneficially owned the following shares of Common Stock:

        (i) The Jordan Trust is the direct owner of 87,366 shares of Common Stock representing approximately 1.0% of the approximately 9,000,000 shares of Common Stock of the Company outstanding after giving effect to issuances of Common Stock pursuant to the Plan, based on information provided to the Beneficial Owners by the Company (the "Outstanding Shares").

        (ii) TJT(B) is the direct owner of 3,918 shares of Common Stock representing approximately 0.04% of the Outstanding Shares.

        (iii) TJT(B) Bermuda Investment Company, Ltd. is the direct owner of 1,136,502 shares of Common Stock representing approximately 12.6% of the Outstanding Shares. By virtue of its ownership of all of the outstanding shares of TJT(B) Bermuda Investment Company, Ltd, TJT(B) is, for the purposes of this
Schedule 13D, the beneficial owner of all of the shares of Common Stock beneficially owned by TJT(B) Bermuda Investment Company, Ltd.

        (b) Items 5(a) and 6 are incorporated herein by reference. By virtue of the Stockholders Agreement, the Signing Stockholders may be deemed to be part of a "group" for purposes of Section 13(d) of the Act, whose members collectively hold more than 5% of the Company's Common Stock. Each Beneficial Owner disclaims its membership in such group and disclaims beneficial ownership of any shares of stock held by any Other Signatories attributed to them by reason of the Stockholders Agreement. The filing of this Schedule 13D shall not be construed as an admission that any Beneficial Owner is the beneficial owner of such shares or that the Beneficial Owners and any of such other stockholders constitute such a group or "person" for purposes of Section 13(d)(3) of the Act.

        (c) Except as set forth above, none of the Beneficial Owners, nor to the best of their knowledge, any of their executive officers or directors, has effected any transaction in any securities of the Company during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        On the Effective Date, the Company entered into a stockholders' agreement (the "Stockholders Agreement"), with the following persons: Michael W. Patrick; GS Capital III, L.P., GS Capital Partners III Offshore, L.P., Goldman Sachs & Co. Verwaltungs GMBH, Bridge Street Fund 1998, L.P., Stone Street Fund 1998, L.P. (the "Goldman Entities"); Leucadia Investors, Inc., Leucadia National Corporation (the "Leucadia Entities"); David W. Zalaznick and Barbara Zalaznick, JT TEN (the "Zalaznicks"); and The Jordan Trust, TJT(B) and TJT(B) (Bermuda) Investment Company Ltd. Mr. Patrick, the Goldman Entities, the Leucadia Entities and the Zalaznicks collectively shall be referred to herein as the "Other Signatories"; The Jordan Trust, TJT(B) and TJT(B) (Bermuda) Investment Company Ltd., together with the Other Signatories, shall be referred to herein as the "Signing Stockholders."

        Pursuant to the Stockholders Agreement, the Signing Stockholders agreed to vote their shares, during the term of the agreement, in a manner necessary to elect the following individuals to the Company's board of directors: (a) the Chief Executive Officer ("CEO") of the Company; (b) Carl Patrick, Jr., subject to certain conditions; (c) three members designated by Jordan/Zalaznick Advisers, Inc. ("JZA"), at least one of whom shall be an Independent Director (as defined below); (d) four members designated by GS Capital Partners III, L.P., at least one of whom shall be an Independent Director; and (e) an individual designated by the CEO and approved by a majority of the members of the Company's board of directors who, if elected, will qualify as an Independent Director. In the Stockholders Agreement, an "Independent Director" means a person that (a) holds less than 5% of the capital stock of the Company and (b) is not an affiliate of a person who holds 5% or more of the capital stock of the Company and (c) is not an officer or employee of the Company. JZA is not a Signing Stockholder. The Stockholders Agreement also contains other provisions governing the voting of the Common Stock.

        In accordance with its rights under the Stockholders' Agreement, JZA designated Ian M. Cumming as one of its designees to the Board of Directors of the Company as an Independent Director. JZA also designated John W. Jordan, II and David W. Zalaznick to serve as directors of the Company.

         The Stockholders Agreement restricts each Signing Stockholder's ability to transfer the Common Stock for twenty five months commencing on the Effective Date.

        The Stockholders Agreement may be amended only upon the written agreement executed by the Signing Stockholders (and/or their permitted transferees that have agreed to be bound by the terms of the Stockholders Agreement) holding at least 66.7% of the capital stock of the Company owned by all of the Signing Stockholders (and any permitted transferees) at such time. The Stockholders Agreement terminates twenty-five months after the Effective Date, unless earlier terminated by written agreement executed by the Signing Stockholders (and/or their permitted transferees that have agreed to be bound by the terms of the Stockholders Agreement) holding at least 66.7% of the capital stock of the Company owned by all of the Signing Stockholders (and any permitted transferees) at such time.

        In addition, pursuant to a registration rights agreement, dated as of the Effective Date, among the Company and the Signing Stockholders (the "Registration Rights Agreement"), subject to certain exceptions, the Signing Stockholders who hold registrable securities (the "Holders") have the right to require the Company to register under the Securities Act of 1933, as amended, all or a part of the registrable securities held by such requesting Holders, provided that the number of shares sought to be included in such registration equals or exceeds, in the aggregate, 10% or more of the shares of Common Stock then issued and outstanding (calculated on a fully diluted basis). Holders are entitled to an unlimited number of such demand registrations provided that the 10% requirement described in the foregoing sentence can be satisfied. In addition, subject to certain exceptions, Holders have the right to demand (an unlimited number of times) inclusion of registrable securities that such Holders beneficially own in registrations by the Company of securities for its own account or the account of a selling security holder.

        The Registration Rights Agreement provides that Holders shall be subject to the transfer restrictions in the Stockholders Agreement (as summarized above).

        The foregoing summary descriptions do not purport to be complete and are qualified in their entirety by reference to the Stockholders Agreement and the Registration Rights Agreement which are filed as Exhibits 2 and 3, respectively, hereto and incorporated herein by reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        1. Agreement among the Beneficial Owners with respect to the filing of this Schedule 13D.

        2. Stockholder's Agreement, dated January 31, 2002, by and among the Company and the Signing Stockholders (filed as Exhibit 99.2 to Amendment No.1 to
Schedule 13D of Goldman, Sachs & Co., et al, relating to the Company's Common Stock, filed February 8, 2002 (the "Goldman 13D").

        3. Registration Rights Agreement, dated January 31, 2002, by and among the Company and the Signing Stockholders (filed as Exhibit 99.3 to the Goldman
13D).

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2002



                                   The Jordan Trust

                                            /s/ John W. Jordan II
                                   ----------------------------------
                                   By:      John W. Jordan II
                                   Title:   Trustee



                                   TJT(B)

                                            /s/ John W. Jordan II
                                   ----------------------------------
                                   By:      John W. Jordan II
                                   Title:   Trustee



                                   TJT(B) Bermuda Investment Company, Ltd.

                                            /s/ John W. Jordan II
                                   ----------------------------------
                                   By:      John W. Jordan II
                                   Title:   President

                                   SCHEDULE A


             ADDITIONAL INFORMATION CONCERNING THE BENEFICIAL OWNERS

Directors and Executive Officers of the Beneficial Owners
---------------------------------------------------------

             Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of the Beneficial Owners. To the knowledge of the Beneficial Owners, each person listed below who resides in the United States is a United States citizen.


      Name and Business Address              Directorships               Offices           Pirncipal Occupation or
      -------------------------              -------------               -------                 Employment
                                                                                                 -----------

John W. Jordan II                      Director of TJT(B)         President of TJT(B)     Managing Director, The
875 N. Michigan Avenue                 Bermuda Investment         Bermuda Investment      Jordan Company
Chicago, Illinois 60611                Company, Ltd.  Sole        Company, Ltd.
                                       trustee of The Jordan
                                       Trust and TJT(B)

Steven L. Rist                         Director of TJT(B)         Vice President of       Partner, Sonnenschein,
Sonnenschein, Nath & Rosenthal         Bermuda Investment         TJT(B) Bermuda          Nath & Rosenthal
4520 Main Street, Suite 1100           Company, Ltd.              Investment Company,
Kansas City, Missouri 64111                                       Ltd.

Dawn Ferguson                          None                       Secretary of TJT(B)     Corporate Secretarial
Clarendon House                                                   Bermuda Investment      Services
2 Church Street                                                   Company, Ltd.
Hamilton HM 11 Bermuda

Michael B. Ashford                     None                       Assistant Secretary     Corporate Secretarial
Clarendon House                                                   of TJT(B) Bermuda       Services
2 Church Street                                                   Investment Company,
Hamilton HM 11 Bermuda.                                           Ltd.

                                  EXHIBIT INDEX

Exhibit No.                               Description                                     Page No.
-----------                               --------------                                  --------

        1          Agreement  among the  Beneficial  Owners with respect to                   14
                   the filing of this Schedule 13D.

        2 Stockholder's Agreement, dated January 31, 2002, by and among the Company and the Signing Stockholders (filed as Exhibit 99.2 to Amendment No.1 to Schedule 13D of
                   Goldman,  Sachs & Co., et al,  relating to the Company's
                   Common  Stock,  filed  February  8, 2002  (the  "Goldman
                   13D").

        3 Registration Rights Agreement, dated January 31, 2002, by and among the Company and the Signing Stockholders
                   (filed as Exhibit 99.3 to the Goldman 13D).






                                 13 of 14

                                    AGREEMENT

        This will confirm that the agreement by and among all of the undersigned that the Schedule 13D is filed on or about this date with respect to the beneficial ownership of the undersigned shares of the common stock of Carmike Cinemas, Inc. is being filed on behalf of each of the entities named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   February 11, 2002

                                    THE JORDAN TRUST
                                    TJT(B)
                                    TJT(B) BERMUDA INVESTMENT COMPANY, LTD.


                                            /s/ John W. Jordan II
                                    -------------------------------------------
                                    By:     John W. Jordan II
                                    Title:  Trustee of The Jordan Trust and
                                            TJT(B) and President of TJT(B)
                                            Bermuda Investment Company, Ltd.




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